

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

David S. Schulz
Chief Financial Officer
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, PA 15219

   Re: WESCO International, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2022
     Filed February 21, 2023
     File No. 001-14989

Dear David S. Schulz:

  We have reviewed your July 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis
Results of Operations, page 27

1. We note your response to comment one and your proposed revised disclosure. Please revise to quantify expense amounts by segment and to provide separate discussion and analysis for each segment, rather than quantifying only the change in the expense amounts and discussing them together. Please consider whether presenting segment results in tabular form, organized by reportable segment, would aid financial statement users, with narrative text refocused on discussing and analyzing results in the tables rather than on stating amounts in tables.

2.   We note your response to comment two and your revised explanation of value-driven pricing. If correct, consider whether a plain English description as "price increases" would be more appropriate. In addition, the explanation of value-driven pricing (or "price increases") appears to be a factor driving changes in sales rather than cost of sales directly.

3.   We note your response to comment three and your proposed revised disclosure. In your response you state you cannot *precisely* quantify the impact that changes in prices or volume had on the change in net sales. However, in your fourth quarter 2022 earnings call, you stated:

   - you estimate pricing added approximately 6 points to sales growth, with the benefit primarily in your UBS and EES businesses (8% for the year);
   - your ability to cross-sell Wesco and Anixter products and services contributed more than $260 million of sales in the quarter ($850 million for the year); and
   - higher supplier volume rebates in the quarter provided a 40-basis-point benefit.

   Please reconcile these disclosures with your response. In your filing you disclose that net sales increased primarily due to "price inflation and volume growth, secular demand trends, and execution of our cross-sell program." Please tell us how you know these were the primary factors affecting your results. We also note that you disclose pricing "related to inflation" impacted net sales by 8%. Please tell us whether this factor includes the effect of all pricing changes on net sales or just a portion attributable to inflation. If it includes all pricing changes, please tell us why you are unable to quantify this factor in absolute dollars nor compute the remaining change (after other quantified factors) due to volume. If it does not include all pricing changes, please tell us how you were able to measure or estimate this portion of the change in price but not other portions, and how this portion is measured.

   Please direct any questions to Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380.

Sincerely,

Division of Corporation Finance
Office of Trade & Services